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January 30, 2015	william j. tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Asen Parachkevov

Re:	Golub Capital BDC, Inc.
Registration Statement on Form N-2
File Numbers: 333-193308, 814-00794

Ladies and Gentlemen:

On behalf of Golub Capital BDC, Inc., a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in phone calls between Asen Parachkevov of the Staff and William J. Tuttle and Matthew J. Carter, outside counsel to the Company, on January 26, 2015 relating to the Company’s Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (Registration No. 333-193308) (the “Registration Statement”). For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response.

1.	Please undertake that the Company will file and have declared effective a post-effective amendment to the Registration Statement prior to any offering of debt securities unless (a) the Company has previously filed a form of prospectus supplement to the Registration Statement, which contains all the material terms of the debt securities to be offered (other than pricing-related information) or (b) the terms of the debt securities to be offered do not differ materially from the terms of the other debt securities of the Company outstanding at the time of such offering (other than pricing-related terms).

Response:

As requested, the Company undertakes to file and have declared effective a post-effective amendment to the Registration Statement prior to any offering of debt securities unless (a) the Company has previously filed a form of prospectus supplement to the Registration Statement, which contains all the material terms of the debt securities to be offered (other than pricing-related information) or (b) the terms of the debt securities to be offered do not differ materially from the terms of the other debt securities of the Company outstanding at the time of such offering (other than pricing-related terms).

Asen Parachkevov January 30, 2015 Page 2

2.	Please undertake to revise the definition of “Golub Capital BDC” in the Prospectus Summary on page 1 to delete the portion of the definition after “consolidated subsidiaries”.

Response:

As requested, the Company undertakes to revise the definition of “Golub Capital BDC” to delete the portion of the definition after “consolidated subsidiaries” in any prospectus supplement used in connection with an offering of securities as well as in future filings of the prospectus.

3.	Please disclose any fees payable by the Company on any unused portion of the Revolver.

Response:

The Company respectfully submits that the subsection titled “Revolver” in Note 7 to the Company’s financial statements discloses the fees payable by the Company on the unused portion of the Revolver. As requested, the Company undertakes to continue to disclose the fees payable by the Company on any unused portion of the Revolver in the financial statements included in any prospectus supplement used in connection with an offering of securities as well as in future filings of the prospectus and to also include such disclosure in the “Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows” section should the amounts become material.

4.	Please undertake to include the following sentence at the end of the first paragraph of the subsection titled “About Golub Capital” on page 84: “These awards do not constitute an endorsement by such organizations of the securities being offered by this prospectus”.

Response:

As requested, the Company undertakes to include the requested disclosure in any prospectus supplement used in connection with an offering of securities as well as in future filings of the prospectus.

5.	In the notes to future financial statements, please revise the summary financial information for Senior Loan Fund LLC to separately disclose each of the following line items: dividend income, interest income, other income, management and incentive fees, interest expense, other expenses, and net realized gains (losses).

Response:

As requested, the Company will separately disclose each of the requested line items in future financial statements.

Asen Parachkevov January 30, 2015 Page 3

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or Thomas J. Friedmann at 202.261.3313 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	David B. Golub, Golub Capital BDC, Inc.

Ross A. Teune, Golub Capital BDC, Inc.

Joshua M. Levinson, Golub Capital BDC, Inc.

Thomas J. Friedmann, Dechert LLP